Biofrontera Aktiengesellschaft

Leverkusen

DE000A2BPFQ5 / DE000A2BPDE6

Announcement of the adjustment of conversion prices for convertible bonds

Biofrontera AG (“Company”) announces the following adjustments to the conversion prices for convertible bonds:

1)	Regarding the 6% subordinated convertible bond 2016/2021 with a total nominal value of up to EUR 4,999,000 (ISIN DE000A2BPFQ5)

The subordinated convertible bond 2016/2021 is divided into 49,990 equal bearer bonds (“Bonds”) with a nominal value of EUR 100 each. Each bondholder has the right to convert each Bond into no-par value registered ordinary shares of the Company (“Shares”) in accordance with the bond terms and conditions. The conversion price per Share has been EUR 5.00 per share since January 1, 2018.

The conversion price is adjusted in accordance with § 12 of the bond terms and conditions. On this basis, the Company announces that the conversion price in accordance with the terms and conditions of the bond has been reduced by EUR 0.25

to EUR 4,75

2)	Regarding the 6% convertible bond 2017/2022 with a total nominal value of up to EUR 4,999,000 (ISIN DE000A2BPDE6)

The convertible bond 2017/2022 is divided into 49,990 equal bearer bonds („Bonds”) with a nominal value of EUR 100 each. Each bondholder has the right to convert each Bond into no-par value registered ordinary shares of the Company (“Shares”) in accordance with the terms and conditions of the Bond. The conversion price per Share has been EUR 5.00 per share since January 1, 2018.

The conversion price is adjusted in accordance with § 11 of the bond terms and conditions. On this basis, the Company announces that the conversion price in accordance with the terms and conditions of the Bond has been reduced.

by EUR 0.25

to EUR 4,75.

3)	reasons for adaptation

On January 29, 2018, the Company resolved to increase the Company’s share capital by up to EUR 6,000,000 through a capital increase against cash contributions by issuing up to 6,000,000 new registered no-par value shares with a pro rata amount of the share capital of EUR 1.00 (“New Shares”) attributable to the individual no-par value shares. The New Shares are entitled to dividends as of January 1, 2017. The shareholders were granted the statutory subscription right. For thirteen (13) old no-par value shares of the Company, two (2) New Shares could be subscribed for during the subscription period from January 30, 2018 until and including February 12, 2018 at the subscription price. The subscription price per new share was fixed at EUR 4.00 on February 9, 2018. The respective terms and conditions of the bond provide that, if the Company increases its share capital by issuing new shares against contributions while granting subscription rights to its shareholders in accordance with Section 186 of the German Stock Corporation Act (AktG), the bondholders are protected against dilution. The conversion price is reduced by the amount corresponding to the value of the subscription right granted to one share. If subscription rights are traded on the Frankfurt Stock Exchange, the determination of the price for determining the value must be based on these prices. Subscription rights were traded on the Hamburg Stock Exchange, but not on the Frankfurt Stock Exchange. In addition, trading on the Hamburg Stock Exchange was completed before the announcement of the subscription price. The value of the purchase price was therefore to be calculated.

Leverkusen, March 2018

Biofrontera Corporation

The Management Board